Exhibit 99.1

HAFNIA LIMITED: Ex dividend USD 0.5003 on the Oslo Stock Exchange today

Singapore, 7 September 2026

Reference is made to the stock exchange announcements made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 28 August 2026 regarding key information relating to the dividend for the second quarter 2026.

The Company’s shares will be traded ex-dividend on the Oslo Stock Exchange as of today, 7 September 2026, and on the New York Stock Exchange as of 8 September 2026.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.